Exhibit 99.1

Golden Star Announces a Binding Agreement for the Sale of the Bogoso-Prestea Gold Mine for a Purchase Price of up to $95 million

TORONTO, July 27, 2020 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") is pleased to announce that it has entered into a binding agreement (the "Agreement") for the sale of its 90% interest in the Bogoso-Prestea Gold Mine ("Bogoso-Prestea") in Ghana to Future Global Resources Limited ("FGR") for a purchase price of up to $95 million (the "Transaction"). All references herein to "$" are to United States dollars.

Highlights

  Golden Star has signed a binding agreement for the sale of Bogoso-Prestea to FGR
  Purchase price of $55 million with a further contingent component of up to $40 million
  Staged payments to ensure FGR focuses investment capacity on the asset itself while providing Golden Star with exposure to its long-term growth potential
  Operations are planned to continue at the Prestea underground operation, which includes the use of alimak mining on 24 Level and long hole open stoping mining activities on the newly developed 17 Level
  Following the acquisition, FGR intends to review the entire Bogoso-Prestea project portfolio, which includes the significant refractory sulfide resource, and an extensive tenement package with exploration potential
  The sale strengthens Golden Star's balance sheet and allows the Company to accelerate the growth and development of the large resource base at the Wassa mine, and increase exploration activities in the wider Wassa-HBB project area
  Following the satisfaction of the closing conditions in the Agreement, including obtaining the required government approvals, the Transaction is expected to complete by no later than September 30, 2020 ("Closing")

Financial terms
FGR will acquire Bogoso-Prestea for $55 million on a cash free, debt free and working capital free basis, which will be paid as follows:

  consideration of $30 million comprising of $5 million of cash and the assumption by FGR of approximately $25 million of negative working capital is payable at Closing;
  $10m of cash is payable on July 31, 2021; and
  $15m of cash is payable on July 31, 2023.

FGR will assume Bogoso-Prestea's assets and liabilities. Blue International Holdings Limited (the major shareholder of FGR) will act as guarantor for the above payments.

In addition to the consideration payable at Closing and the deferred payments, a contingent payment of up to $40 million conditional upon the occurrence of the milestones described hereinafter in respect of the development of the Bogoso Sulfide Project (the "Contingent Payment") may become payable by FGR to Golden Star.  The trigger point for the Contingent Payment is either (i) FGR's formal decision to proceed ("Decision to Proceed") with the Bogoso Sulfide Project, or (ii) the extraction of an aggregate of 5% of the sulfide resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource. The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90 day period preceding the date of the Decision to Proceed:

  US$20 million, if the average spot gold price is less than or equal to US$1,400/oz;
  US$30 million, if the average spot gold price is greater than US$1,400/oz but less than or equal to US$1,700/oz; or
  US$40 million, if the average spot gold price is greater than US$1,700/oz

The Contingent Payment is payable in two tranches:

  50% at the time of (i) the Decision to Proceed, or (ii) declaration that 5% of the sulfide mineral resources have been extracted; and
  50% at the time of the first anniversary of (i) achieving commercial production following the Decision to Proceed, or (ii) the first anniversary of the declaration that 5% of the sulfide mineral resources have been extracted.

Transaction schedule
The Transaction is anticipated to close by no later than September 30, 2020 upon satisfaction of the conditions precedent set forth in the Agreement.  These include approval of the relevant Minister in Ghana and the restructuring of the Royal Gold Streaming Agreement and Macquarie loan facility.

Restructuring of RGLD Gold AG streaming agreement
Caystar Finance Co. (a wholly-owned subsidiary of Golden Star) and RGLD Gold AG (an affiliate of Royal Gold, Inc.) are parties to a streaming agreement covering the Wassa and Bogoso-Prestea mines.  Golden Star, FGR and RGLD Gold AG are in advanced discussions to amend the stream agreement that would see, subject to the completion of terms, negotiation of definitive agreements and receipt of board of directors' approvals, a separation of the obligations under the agreement as between the Wassa and Bogoso-Prestea mines.

Andrew Wray, President and Chief Executive Officer of Golden Star, commented:
"We are pleased to announce the sale agreement for Bogoso-Prestea as this brings fresh focus and investment capacity to the asset, while enabling us to concentrate our financial and technical resources on accelerating the delivery of value from Wassa as it continues to develop into a large-scale, long-life and cash generative underground mine.

The sale strengthens our balance sheet by providing a cash inflow of $30m by 2023 and Golden Star will be able to participate in the upside offered by the Bogoso Sulfide Project through the Contingent Payment mechanism which could deliver up to a further $40 million to the business. Given the resulting improvement in the financial position of the Company we expect to now be able to accelerate our investment at Wassa and within our existing exploration pipeline and look for other opportunities to further expand our business.

Bogoso-Prestea will also benefit from having an owner solely focused on delivering the turnaround of the underground operation and assessing the significant potential of the sulfide resources. As a result, we see this Transaction as positive for both FGR and Golden Star, our employees, Ghana, the host communities and all of our other stakeholders."

Glenn Baldwin, Chief Executive Officer of Future Global Resources, commented:
"FGR is delighted to acquire 90% of the Bogoso-Prestea Gold Mine as our first production asset. FGR is looking forward to engaging with the workforce, communities, and Government of Ghana, developing constructive and sustainable partnerships. We have confidence in the potential for additional discoveries and extensions to the underground mineral resources, through which we hope to generate real value by investing in the workforce and our relationships with local stakeholders."

About FGR
Future Global Resources (FGR) was established by its shareholders in 2020 to build a globally diversified mining company that invests in, develops, and operates long-life mineral resources, to stimulate economic development.  Its initial focus is on Africa, leveraging the credentials of the board, executive and shareholders on that continent. FGR is committed to the principles of community and environmental sustainability.  Its principal shareholder is Blue International Holdings Limited, a UK based private investment holding company and the largest investor in Joule Africa Limited, a developer, owner and operator of sustainable power projects in sub Saharan Africa.

About Bogoso-Prestea
The Bogoso-Prestea operations are located in south-western Ghana, approximately 40km from the Wassa gold mine. Recently, production was delivered from the Bogoso-Prestea open pits and the Prestea underground gold mine. In the second half of 2018, Prestea became an underground-focused operation and the open pit operations are now drawing to a close. The Bogoso refractory open pit operation was closed in 2015; it hosts 1.76 million ounces of measured and indicated mineral resources and 0.07 million ounces of inferred resource and could be restarted following a refurbishment of the refractory processing plant.

Advisors
Golden Star's financial advisor is Bacchus Capital Advisers and its Canadian legal advisor is Fasken Martineau DuMoulin LLP. FGR's legal advisor is White & Case LLP.

Company Profile:
Golden Star is an established gold mining company that owns and operates the Wassa and Prestea underground mines in Ghana, West Africa.  Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two underground mines.  Gold production guidance for 2020 is 195,000-210,000 ounces at a cash operating cost per ounce (please refer to the Non-GAAP Financial Measures disclaimer) of US$790-US$850.  As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Statements Regarding Forward-Looking Information

Some statements contained in this news release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws and include but are not limited to, statements and information regarding gold production guidance for 2020 of 195,000 to 210,000 ounces; cash operating cost guidance for 2020 of US$790-US$850; the completion of the Transaction and the timing thereof; the receipt by Golden Star of the Contingent Payment and the potential amount thereof and other amounts to be received pursuant to the Transaction; the benefits to be received by Golden Star from the sale of Bogoso-Prestea, including the strengthening of its balance sheet, financial position, acceleration of the Company's investment at Wassa and within the Company's existing exploration pipeline, and the ability of Golden Star to diversify and grow its business; the ability to satisfy the conditions to Closing, including the approval of the relevant Minister in Ghana, the restructuring of the Royal Gold streaming agreement and Macquarie loan facility; the benefits to be realized by stakeholders from the Transaction; FGR's ability to deliver the turnaround of the Prestea underground operation and make additional discoveries; FGR's ability to deliver the Bogoso Sulfide Project.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Investors are cautioned that forward-looking statements and information are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals.  Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; the ability to complete the sale transaction and realize the anticipated benefits therefrom; the ability to obtain all necessary consents and approvals for the sale transaction; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favourable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that future developments affecting the Company will be those anticipated by management.  Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial conditions and results of operations for the year ended December 31, 2019 and in our annual information form for the year ended December 31, 2019 as filed on SEDAR at www.sedar.com.  The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby.  We expect that these estimates will change as new information is received.  While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event.

Non-GAAP Financial Measures

In this news release, we use the terms "cash operating cost per ounce".

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments, materials and supplies write-off and severance charges and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period.

We use "cash operating cost per ounce" as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies.  We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines.  We calculate this measure for both individual operating units and on a consolidated basis.  Since cash operating costs do not incorporate revenues, changes in working capital or non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labour, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  We believe that these measures are similar to the measures of other gold mining companies but may not be comparable to similarly titled measures in every instance.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019, which are available at www.sedar.com

Technical Information

Additional technical information regarding Bogoso-Prestea is available in the technical report for the property titled "NI 43-101 Technical Report on Resources and Reserves, Golden Star Resources, Bogoso/Prestea Gold Mine, Ghana" effective date December 31, 2017, available at www.sedar.com.

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SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 (0) 20 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:00e 27-JUL-20